NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Monday, March 5, 2007

Contact:

Investor Relations

(No.2007-03-04)

Phone (604) 684-2181

                  info@northerncanadian.ca

Northern Canadian Commences Drilling Program and Completes VTEM Survey, Collins Bay Extension Project, Athabasca Basin, Saskatchewan

Vancouver, British Columbia – March 5, 2007 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce the completion of a high resolution airborne magnetics and electromagnetics survey on the “Northeast Block” and the “Southwest Block” of the Collins Bay Extension (“CBE”) project, in the eastern Athabasca Basin (see attached map).  The Company has also signed a drilling contract and commenced mobilization of equipment and staff for its drilling program in the “Central Block” of the CBE uranium project.  The Collins Bay Extension (“CBE”) uranium project is located at the eastern end of the Athabasca Basin, adjacent to Cameco’s Eagle Point uranium mine, and the Rabbit Lake uranium mine and mill.  The CBE project is exploring for uranium, in areas that are immediately east of the sedimentary cover rocks within the Athabasca Basin.  NCA is exploring in a region where uranium mineralization occurs in the basement rocks, in areas that have had the overlying Athabasca sandstone removed.  These areas have the potential to host uranium mineralization that is near to the surface, similar to Eagle Point Mine.

The drill program will be completed in the “Central Block” of the Collins Bay Extension project, along strike from Cameco’s Eagle Point Mine, which is located within the Collins Bay fault.  Northern Canadian completed additional processing of historic airborne geophysical data to identify the possible northeast extension of this important fault zone.  A 24 km ice road has been prepared across Wollaston Lake to access targets that are located beneath the lake and on Snowshoe Island.  These areas contain targets that have never been explored in the past.  The Company is planning a minimum of 8 core holes to explore uranium targets that are located in target areas that were selected, based on their similarity to known uranium deposits in the region.  Drilling will be completed by Geotech Drilling Services of Prince George, BC.

The new geophysical data acquired in the Northeast and Southwest Blocks will be utilized to identify new target areas located in parts of the property that are lacking systematic geophysical data necessary for identification of uranium targets.  The Company’s contractor, Geotech Ltd., has completed a survey covering 2100 line kilometers using 150 meter spaced flight lines using their VTEM time-domain electromagnetic survey system.  The Northeast block and the Southwest block cover large areas of prospective ground that have not been explored in recent times.  The VTEM survey, in combination with careful geological analysis, is expected to identify additional prospective target areas for future exploration for high grade uranium deposits.

The CBE project contains over 37,000 hectares of contiguous mining claims that are located within 6 kilometers northeast along trend from the Eagle Point uranium mine, and within 2 kilometers east of the historic Rabbit Lake mine.  The claim block covers over 25 kilometers of the strike extension of the Collins Bay structure.  The Eagle Point mine has reserves of approximately 12.5 million pounds U3O8 and the Rabbit Lake mill is the second largest uranium mill in the world, with capacity of 12 million pounds of uranium per year.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company has three properties in southwest Nevada which are being examined and has acquired over 50,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, C.A.

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca